CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Medium-Term Notes, Series A	$200,000	$14.26

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

March 2010
Pricing Supplement No. 17 Registration Statement No. 333-145845 Dated March 26, 2010 Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

PLUS Based on the Performance of a Basket of Currencies due March 28, 2012
Performance Leveraged Upside SecuritiesSM

The Performance Leveraged Upside SecuritiesSM (“PLUS”) offer leveraged exposure to the performance of a basket composed of currencies, which we refer to as the “Basket of Currencies” or the “basket”. These investments seek to allow investors to capture leveraged returns relative to the basket’s actual positive performance. The leverage applies only for a certain range of price performance. In exchange for leveraged performance in that range, investors generally forgo performance above a specified maximum return. If the U.S. dollar has strengthened relative to the basket currencies, the payment at maturity will be greater than the $1,000 stated principal amount. If the U.S. dollar has weakened or remains unchanged relative to the basket currencies, the payment at maturity will be less than or equal to the $1,000 stated principal amount. At maturity, you will receive an amount in cash that may be greater than, equal to or less than the principal amount based upon the closing value of the basket at maturity. The PLUS are senior unsecured debt obligations of Barclays Bank PLC and all payments on the PLUS are subject to the creditworthiness of Barclays Bank PLC.

FINAL TERMS
Issuer:	Barclays Bank PLC
Maturity date:	March 28, 2012 (subject to business days, market disruption events and postponement of the valuation date)
Basket:

A basket consisting of the following three currencies valued relative to the U.S. dollar (each, a “basket component” or “basket currency” and, together, the “basket components” or “basket currencies”) weighted on the pricing date as follows:

	Basket Component	Basket Reference Source	Basket Component Weighting on the Pricing Date	Initial Value

	Japanese Yen (“JPY“)	Bloomberg screen “WMCO1” to the right of the caption “JPY” under the caption “MID”	10/3	92.57

	British Pound (“GBP”)	1 divided by the rate on Bloomberg screen “WMCO1” to the right of the caption “GBP” under the caption “MID”	10/3	.6709

	Eurozone Euro (“EUR“)	1 divided by the rate on Bloomberg screen “WMCO1” to the right of the caption “EUR” under the caption “MID”	10/3	.7464

Aggregate principal amount:	$200,000
Payment at maturity:	If the dollar has strengthened relative to the basket currencies, which means that the final basket value is greater than the initial basket value,
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the dollar has weakened relative to the basket currencies, which means the final basket value is less than or equal to the initial basket value,
$1,000 x basket performance factor
This amount will be less than or equal to the stated principal amount of $1,000 and may be zero. In no event will be the payment at maturity be less than zero.
Maximum payment at maturity:	$1,190.00 (119.00% of the stated principal amount) per PLUS
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Initial or final value for each basket component:	On the pricing date with respect to the “initial value” and on the valuation date with respect to the “final value”:

For the U.S. dollar/Japanese yen exchange rate (the “USD/JPY exchange rate”), the U.S. dollar/British pound exchange rate (the “USD/GBP exchange rate”) or the U.S. dollar/Euro exchange rate (the “USD/EUR exchange rate”), the currency exchange rate as set forth under “Basket—Basket Reference Source” above on such date.

Initial basket value:	10
Final basket value:	10 plus the sum of the component returns for each of the basket components
Component Return:	For each basket component, the weighting * [(final value – initial value) / final value]
Valuation date:	March 23, 2012 (subject to non-scheduled trading days and market disruption events).
Leverage factor:	135%
Basket performance factor:	final basket value / initial basket value
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	March 26, 2010
Original issue date:	March 30, 2010 (2 business days after the pricing date)
CUSIP/ISIN:	06740JM49 / US06740JM498
Listing:	We do not intend to list the PLUS on any securities exchange.
Selected Dealer:	Morgan Stanley Smith Barney LLC (“MSSB”)

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per PLUS	$1,000.00	$22.50	$977.50
Total	$200,000	$4,500	$195,500

(1)

The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $992.50 per PLUS. Please see “Syndicate Information” on page 8 for further details.

(2)	MSSB and its financial advisors will collectively receive from the Agent, Barclays Capital Inc., a fixed sales commission of $22.50 for each PLUS they sell. See “Supplemental Plan of Distribution.”
The PLUS are not principal protected. In the event of a decline in the value of the basket (meaning the dollar has weakened relative to the basket currencies), your payment at maturity per PLUS will be less than the face amount of each PLUS and may be equal to zero. See Risk Factors beginning on page 12 for risks relating to an investment in the PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS,

EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS, BELOW.

Prospectus dated February 10, 2009

Prospectus Supplement dated September 14, 2009

See “Additional Terms of the PLUS” on page 3 of this pricing supplement. The PLUS will have the terms specified in the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009 and this pricing supplement. See “Risk Factors” beginning on page 12 of this pricing supplement and “Risk Factors” beginning on page S-5 of the prospectus supplement for risks related to investing in the PLUS.

We may use this pricing supplement in the initial sale of the PLUS. In addition, Barclays Capital Inc. or any of our affiliates may use this pricing supplement in market resale transactions in any PLUS after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PLUS or determined that this pricing supplement are truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley Smith Barney LLC	Barclays Capital Inc.

PLUS Based on the Performance of a Basket of Currencies due March 28, 2012
Performance Leveraged Upside Securities

Additional Terms of the PLUS

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009, relating to our Medium-Term Notes, Series A, of which these PLUS are a part. This pricing supplement, together with the documents listed below, contain the terms of the PLUS and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” herein and in the prospectus supplement as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:
http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus supplement dated September 14, 2009:
http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The PLUS constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. In addition, the PLUS will not be guaranteed by the Federal Deposit Insurance Corporation under the FDIC’s temporary liquidity guarantee program.

In connection with this offering, Morgan Stanley Smith Barney LLC is acting in its capacity as a selected dealer.

March 2010	Page 2

PLUS Based on the Performance of a Basket of Currencies due March 28, 2012
Performance Leveraged Upside Securities

How Do Currency Exchange Rates Work

In general, exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency. In this PLUS, the percentage movements in the exchange rates used for determining the payment at maturity are calculated from the perspective of the gain or loss a U.S. investor would realize.

In this pricing supplement, exchange rates are always expressed as the number of units of that currency per one U.S. dollar. As a result, an increase in the exchange rate from the initial exchange rate set on the pricing date means that the U.S. dollar has strengthened against the relevant basket currency and, correspondingly, that the relevant basket currency has depreciated or weakened relative to the U.S. dollar. This means that the relevant basket currency can be purchased for fewer U.S. dollars on the valuation date than on the pricing date.

In the example below, the U.S. dollar has strengthened relative to the Japanese yen by 10% resulting in a 10% gain for a dollar investor shorting the Japanese yen, as 90 JPY would be sold on the pricing date for one U.S. dollar and purchased back on the valuation date for 0.90 U.S. dollars:

Pricing Date (# JPY / 1 USD)	Valuation Date (# JPY / 1 USD)
90.00	100.00

Conversely, a decrease in the exchange rate from the initial exchange rate set on the pricing date means that the U.S. dollar has weakened against the relevant basket currency and, correspondingly, that the relevant basket currency has appreciated or strengthened relative to the U.S. dollar. This means that the relevant basket currency must be purchased with more U.S. dollars on the valuation date than on the pricing date.

In the example below, the U.S. dollar has weakened relative to the Japanese yen by 10% resulting in a 10% loss for a dollar investor shorting the Japanese yen, as 90 JPY sold on the pricing date for one U.S. dollar would need to be purchased back on the valuation date with $1.10 U.S. dollars:

Pricing Date (# JPY / 1 USD)	Valuation Date (# JPY / 1 USD)
90.00	81.81

Actual exchange rates on the pricing date and valuation date will vary from those used in the examples above.

March 2010	Page 3

PLUS Based on the Performance of a Basket of Currencies due March 28, 2012
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured debt obligations of Barclays Bank PLC, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus and prospectus supplement, as supplemented or modified by this pricing supplement. At maturity, you will receive for each stated principal amount of PLUS that you hold, an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the final basket value at maturity. If the U.S. dollar has strengthened relative to the basket currencies, the payment at maturity will be greater than the $1,000 stated principal amount. If the U.S. dollar has weakened or remains unchanged relative to the basket currencies, the payment at maturity will be less than or equal to the $1,000 stated principal amount. The PLUS are senior notes issued as part of Barclays Bank PLC’s Medium-Term Notes, Series A. All payments on the PLUS are subject to the creditworthiness of Barclays Bank PLC.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
March 26, 2010	March 30, 2010 (2 business days after the pricing date)	March 28, 2012, subject to business days, market disruption events and postponement of the valuation date

Key Terms
Issuer:	Barclays Bank PLC
Basket:	As set forth on the front page of this pricing supplement.
Issue price:	$1,000 per PLUS (see “Syndicate Information” on page 8)
Aggregate principal amount:	$200,000
Stated principal amount:	$1,000 per PLUS
Denominations:	$1,000 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	If the dollar has strengthened relative to the basket currencies, which means the final basket value is greater than the initial basket value,
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the dollar has weakened relative to the basket currencies, which means the final basket value is less than or equal to the initial basket value,
$1,000 x basket performance factor
This amount will be less than or equal to the stated principal amount of $1,000 and may be zero. In no event will the payment at maturity be less than zero.
Maximum payment at maturity:	$1,190.00 (119.00 of the stated principal amount) per PLUS.
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Leverage factor:	135%
Basket performance factor:	final basket value / initial basket value
Valuation date:	March 23, 2012 (subject to non-scheduled trading days and market disruption events)
Risk factors:	Please see “Risk Factors” on page 12 of this pricing supplement and the risk factors in the accompanying prospectus supplement.
Initial or final value for any basket component:	On the pricing date with respect to the “initial value” and on the valuation date with respect to the “final value”:
(i)

For the U.S. dollar/Japanese yen exchange rate (the “USD/JPY exchange rate”), the U.S. dollar/British pound exchange rate (the “USD/GBP exchange rate”) or the U.S. dollar/Euro exchange rate (the “USD/EUR exchange rate”), the currency exchange rate on such date as set forth under “Basket—Basket Reference Source” on page 1 of this pricing supplement (each, a “basket currency” and a “basket component”)

Initial basket value:	10
Final basket value:	10 plus the sum of the component returns for each of the basket components
Component Return:	For each basket component, the weighting * [(final value – initial value) / final value]

March 2010	Page 4

PLUS Based on the Performance of a Basket of Currencies due March 28, 2012
Performance Leveraged Upside Securities

Business Day

Any Monday, Tuesday, Wednesday, Thursday, or Friday that is not a day on which banking institutions in (a) New York City and (b) London generally are authorized or obligated by law or executive order to be closed.

Postponement of the Valuation Date for non-Scheduled Trading Days

If March 23, 2012 is not a scheduled trading day for any of the basket components, the valuation date will be postponed and the final basket value will be calculated as follows: (i) the final value for the basket components for which the scheduled valuation date of March 23, 2012 is a scheduled trading day will be determined on March 23, 2012; (ii) the final value of the basket components for which the scheduled valuation date of March 23, 2012 is not a scheduled trading day will be determined on the immediately subsequent scheduled trading day for each such basket component; and (iii) the valuation date will be the first day on which final values for each of the basket components have been so determined. If the valuation date is postponed until the fifth business day following the scheduled valuation date of March 23, 2012, but the final value of any basket component has not been determined as described above, such day will be deemed to be the valuation date, and the calculation agent will make a good faith estimate in its sole discretion of the final value of such basket components for which the final value has not been determined.

Market Disruption Events

The valuation date and maturity date may be postponed (and thus the determination of your payment at maturity) and may be subject to adjustment, if the calculation agent determines that, on such date, a market disruption event has occurred or is continuing in respect of one or more of the basket components. Please see the discussion under “Reference Assets—Baskets—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or any Combination Thereof” in the accompanying prospectus supplement for a description of the market disruption and adjustment events applicable to the PLUS.

If the valuation date is postponed as a result of a market disruption event in respect of any of the basket components, the final value for the basket components unaffected by the market disruption event will be determined on the scheduled valuation date of March 23, 2012 and the final value of the affected basket components will be determined on the immediately subsequent trading day for each such basket component on which no market disruption event occurs or is continuing. If the valuation date is postponed until the fifth business day following the scheduled valuation date of March 23, 2012, but a market disruption event is still continuing, the calculation agent will make a good faith estimate in its sole discretion of the final value of the affected basket components.

Postponement of maturity date:

If the valuation date is postponed due to a market disruption event, non-scheduled trading day or otherwise, such that it falls less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the valuation date as postponed.

General Information
Listing:	We do not intend to list the PLUS on any securities exchange.
CUSIP/ISIN:	06740JM49 / US06740JM498
Minimum ticketing size:	1 PLUS
Tax considerations:

Some of the tax consequences of your investment in the PLUS are summarized below. The discussion below supplements and modifies the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. To the extent that the discussion below is inconsistent with the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement, the discussion below supersedes the discussion in the prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your PLUS as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the PLUS are uncertain and the Internal Revenue Service could assert that the PLUS should be taxed in a manner that is different than described below. Pursuant to the terms of the PLUS, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your PLUS as a pre-paid cash-settled executory contract with respect to the Basket of Currencies. If your PLUS are so treated, you should generally recognize gain or loss upon the sale or maturity of your PLUS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your PLUS. Such gain or loss will generally be exchange gain or loss.

March 2010	Page 5

PLUS Based on the Performance of a Basket of Currencies due March 28, 2012
Performance Leveraged Upside Securities

Exchange gain or loss will generally be treated as U.S. source ordinary income or loss. However, we believe it would be reasonable to take the position that you are permitted to elect to treat the gain or loss that you recognize with respect to your PLUS as capital gain or loss, which would be long-term capital gain or loss if you have held your PLUS for more than one year. More specifically, a taxpayer may elect to treat the gain or loss from a “forward contract” or a “similar financial instrument” with respect to foreign currency as capital gain or loss. We believe that it would be reasonable to take the position that the PLUS should be treated as a “forward contract” or a “similar financial instrument” for this purpose and that therefore a holder can make the election with respect to the PLUS.

You may make the election described above by clearly identifying your PLUS as subject to such election in your books and records on the date you acquire your PLUS. You must further verify your election by attaching a statement to your income tax return which must (i) set forth a description and date of the election, (ii) state that the election was entered into before the close of the date that you acquired your PLUS, (iii) describe any security for which this election was in effect on the date such security was exercised, sold or exchanged during the taxable year, (iv) state that your PLUS were never part of a “straddle” as defined in Section 1092 of the Code and (v) state that all transactions subject to the election are included on the statement. Alternatively, you will be treated as having satisfied the election and verification requirements if you acquire, hold and dispose of your PLUS in an account with an unrelated broker or dealer and the following requirements are met: (i) only transactions entered into on or after the date the account was established may be recorded in the account, (ii) transactions involving the PLUS are entered into the account on the date the transactions are entered into and (iii) the broker or dealer provides you with a statement detailing the transactions conducted through the account and includes in such statement the following language: “Each transaction identified in this account is subject to the election set forth in section 988(a)(1)(B).” Your election may not be effective if you do not comply with the election and verification requirements. You should consult your tax advisor about how this election might be made with respect to your PLUS.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your PLUS in the manner described above. This opinion assumes that the description of the terms of the PLUS in this pricing supplement is materially correct.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “reportable transaction”). Under these regulations, a United States holder that recognizes a loss with respect to the PLUS that is attributable to changes in the spot exchange rate of a foreign currency will be required to report the loss on Internal Revenue Service Form 8886 if such loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult your tax advisor regarding any tax filing and reporting obligations—including any protective filings—that ought to be made in connection with any loss realized in connection with acquiring, owning and disposing of PLUS.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the PLUS, possibly with retroactive effect. For example, it is possible that the Internal Revenue Service could assert that your PLUS should be treated as a non-forward executory contract over the Basket of Currencies. In such case, the Internal Revenue Service could take the position that the election described above, which generally permits a taxpayer to treat the gain or loss from a “forward contract” or a “similar financial instrument” with respect to foreign currency as capital gain or loss, is not available to a holder of a non-forward executory contract. Accordingly, it is possible that any gain or loss you might recognize with respect to the PLUS could be U.S. source ordinary income or loss even if you make the election described above.

In addition, it is possible that the PLUS could be treated as a debt instrument denominated in U.S. dollars that is subject to the special tax rules governing contingent payment debt instruments. If your PLUS are so treated, you would be required to accrue interest income over the term of your PLUS and you would recognize gain or loss upon the sale or maturity of your PLUS in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your PLUS. Any gain you recognize upon the sale or maturity of your PLUS would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your PLUS, and thereafter would be capital loss.

March 2010	Page 6

PLUS Based on the Performance of a Basket of Currencies due March 28, 2012
Performance Leveraged Upside Securities

For a further discussion of the tax treatment of your PLUS as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the PLUS. For additional, important considerations related to tax risks associated with investing in the PLUS, you should also examine the discussion in “Risk Factors—The U.S. federal income tax consequences of an investment in the PLUS are uncertain,” in this pricing supplement.

Trustee:	The Bank of New York Mellon
Calculation agent:

Barclays Bank PLC. The calculation agent will be responsible for the calculation of the initial basket value and the final basket value and may also, in its sole discretion, make a number of determinations regarding the value of the PLUS, including the existence of market disruption events, trading days, business days and any other calculations or determinations to be made by the calculation agent as specified herein. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Use of proceeds and hedging:

The net proceeds we receive from the sale of the PLUS will be used for various corporate purposes as set forth in the prospectus and prospectus supplement and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

We, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the PLUS by taking positions in the basket components or in futures or option contracts on the basket components or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Trading and other transactions by us or our affiliates could affect the level, value or price of the basket components, the market value of the PLUS or any amounts payable on your PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement.

ERISA:	See “Employee Retirement Income Security Act” starting on page S-109 in the accompanying prospectus supplement.
Contact:

Morgan Stanley Smith Barney LLC (“MSSB”) clients may contact their MSSB sales representative or MSSB’s principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number 800-869-3326). A copy of each of these documents may be obtained from Barclays Bank PLC or their agent Barclays Capital, at 1-888-227-2275 (Extension 3430) or 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

March 2010	Page 7

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Performance Leveraged Upside Securities

Syndicate Information
Issue price of the PLUS	Selling concession	Principal amount of PLUS
		for any single investor

$1,000.0000	$22.5000	<$1MM

$996.2500	$18.7500	>$1MM and <$3MM

$994.33750	$16.8750	>$3MM and <$5MM

$992.5000	$15.0000	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

This pricing supplement represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying prospectus and prospectus supplement for this offering, which can be accessed via the hyperlinks on the front page of this document.

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PLUS Based on the Performance of a Basket of Currencies due March 28, 2012
Performance Leveraged Upside Securities

How the PLUS Work

Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following hypothetical terms:

Stated principal amount:	$1,000

Initial basket value:	10

Leverage factor:	135%

Maximum payment at maturity:	$1,190.00 (119.00% of the stated principal amount) per PLUS

PLUS Payoff Diagram

Percentage Change in Basket

How it works

▪

If the final basket value is greater than the initial basket value, then investors receive the $1,000 stated principal amount plus 135% of the basket percent increase, subject to the maximum payment at maturity. In the payoff diagram, an investor would receive the maximum payment at maturity of $1,190.00 when the basket percent increase is approximately 14.07%.

	▪	If the basket percent increase is 5% at maturity, the investor would receive a 6.75% return, or $1,067.50.

	▪	If the basket percent increase is 30% at maturity, the investor would receive only the maximum payment of $1,190.00 or 119.00% of the stated principal amount.

▪

If the final basket value is less than or equal to the initial basket value, the investor would receive an amount less than or equal to the $1,000 stated principal amount, based on a 1% loss of principal for each 1% decline in the basket performance factor. There is no minimum payment on the PLUS, but in no event will the payment at maturity be less than 0.

	▪	If the basket performance factor is -50% at maturity, the investor would lose 50% of their principal and receive only $500.00 at maturity, or 50% of the stated principal amount.

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PLUS Based on the Performance of a Basket of Currencies due March 28, 2012
Performance Leveraged Upside Securities

Calculation of Payment at Maturity

Your payment at maturity will be calculated based on the final basket value of the PLUS. If the final basket value is greater than the initial basket value, you will receive a payment at maturity that includes leveraged returns on the appreciation of the basket, subject to the maximum payment at maturity for each PLUS. If the final basket value is less than the initial basket value, you will receive a payment at maturity that has been reduced in direct proportion to the decline of the basket value, which may be zero. The hypothetical examples below demonstrate how your payment at maturity will be calculated, depending on the performance of the basket, as calculated using the component return.

Example 1: If the final basket value is greater than the initial basket value, your payment at maturity will equal:

Below is a hypothetical example of how to calculate the payment at maturity if the performance of the basket is such that the final basket value is greater than the initial basket value. For purposes of this example, we have assumed hypothetical values for the percentage change in the value of each basket component and the final basket. The maximum payment at maturity is $1,190.00. The following example is for illustrative purposes only and is not intended to reflect the past or future performance of any basket component.

Basket Component	Basket Component Weighting on the Pricing Date	Initial Value for each Basket Component	Hypothetical Final Value for each Basket Component	Component Return [(weighting) * (final – initial/final) ]
U.S. dollar/Euro exchange rate	10/3	0.7464	0.7857	0.167
U.S. dollar/Japanese yen exchange rate	10/3	92.57	97.44	0.167
U.S. dollar/British pound exchange rate	10/3	0.6709	0.7062	0.167
Hypothetical Final Basket Value				10.50

•	Leverage factor = 135%

•	Initial basket value = 10

Hypothetical final basket value = 10 plus the sum of the component returns for each of the basket components, where for each basket component, the component return is the weighting * (final value – initial value) / final value = 10 + .50 = 10.50.

•	Basket percent increase = final basket value minus initial basket value, divided by initial basket value, or [(10.50 – 10)/ 10] = 0.05 = 5.00%

•	The leveraged upside payment per PLUS = 1,000 x 135% x basket percent increase, or 1,000 x 135% x 5.00% = 67.50

•	The payment at maturity per PLUS will equal $1,000 plus the leveraged upside payment, or $1,000 + $67.50= $1,067.50 per PLUS

Example 2: If the final basket value is less than or equal to the initial basket value, your payment at maturity will equal:

Because the basket performance factor will be less than or equal to 1.0, this payment will be less than or equal to $1,000. There is no minimum payment at maturity and you may receive less than, and possibly substantially less than, the principal amount of the PLUS.

Below is a hypothetical example of how to calculate the payment at maturity if the performance of the basket is such that the final basket value is less than the initial basket value. For purposes of this example, we have assumed hypothetical values for the percentage change in the value of each basket component and the final basket value. The maximum payment at maturity is $1,190.00. The following example is for illustrative purposes only and is not intended to reflect the past or future performance of any basket component.

Basket Component	Basket Component Weighting on the Pricing Date	Initial Value for each Basket Component	Hypothetical Final Value for each Basket Component	Component Return [(weighting) * final – initial/final) ]
U.S. dollar/Euro exchange rate	10/3	0.7464	0.6785	-0.333
U.S. dollar/Japanese yen exchange rate	10/3	92.57	84.15	-0.333
U.S. dollar/British pound exchange rate	10/3	0.6709	0.6099	-0.333
Hypothetical Final Basket Value				9.00

•	Leverage factor = 135%

•	Initial basket value = 10

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•

Hypothetical final basket value = 10 plus the sum of the component returns for each of the basket components, where for each basket component, the component return is the weighting * [(final value – initial value) / final value] = 10 + (-1) =9.00

•	Hypothetical Basket Performance Factor = final basket value/initial basket value, or 9.00/10 = 0.90

•	The payment at maturity per PLUS will equal $1,000 times the basket performance factor, or 1,000 x 0.90 =$900.00 per PLUS

Example 3: If the final basket value is greater than the initial basket value, your payment at maturity will equal:

Below is another hypothetical example of how to calculate the payment at maturity if the performance of the basket is such that the final basket value is greater than the initial basket value. For purposes of this example, we have assumed hypothetical values for the percentage change in the value of each basket component and the final basket value. The maximum payment at maturity is $1,190.00. The following example is for illustrative purposes only and is not intended to reflect the past or future performance of any basket component.

Basket Component	Basket Component Weighting on the Pricing Date	Initial Value for each Basket Component	Hypothetical Final Value for each Basket Component	Component Return [(weighting) * final – initial/final) ]
U.S. dollar/Euro exchange rate	10/3	0.7464	0.9330	0.667
U.S. dollar/Japanese yen exchange rate	10/3	92.57	115.71	0.667
U.S. dollar/British pound exchange rate	10/3	0.6709	0.8386	0.667
		Hypothetical Final Basket Value		12.00

•	Leverage factor = 135%

•	Initial basket value = 10

•

Hypothetical final basket value = 10 plus the sum of the component returns for each of the basket components, where for each basket component, the component return is the weighting * [(final value – initial value)/ final value] = 10 + 2.00, or 12.00.

•	Basket percent increase = final basket value minus initial basket value, divided by initial basket value, or [(12 – 10)/ 10] = .20 = 20.00%

•	The leveraged upside payment per PLUS = 1,000 x 135% x basket percent increase, or 1,000 x 135% x 20% = 270.00

•

Because $1,000 + the leveraged upside payment of $270 is greater than the maximum payment at maturity per PLUS, the payment at maturity will equal the maximum payment at maturity per PLUS, or $1,190.00.

Please review the graphs demonstrating the historical performance for each of the basket components and the historical performance of the basket in “Description of the Basket Components”, assuming that the basket had an initial basket value of 10 and the initial weightings set forth on the cover page of this pricing supplement during such historical period. The basket graph illustrates the effect of the offset and/or correlation among the basket components during such period. You cannot predict the future performance of any of the basket components, or of the basket as a whole or whether increases in the values of any of the basket components will be offset by decreases in the values of other basket components, based on their historical performance.

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Risk Factors

An investment in the PLUS involves significant risks. Investing in the PLUS is not equivalent to investing directly in the basket or any of the components of the basket. The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the sections entitled “Risk Factors” in the prospectus supplement and the prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the PLUS.

Structure Specific Risk Factors

▪

PLUS do not pay interest nor guarantee return of any principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest and do not guarantee the return of any of the stated principal amount at maturity. If the final basket value is less than the initial basket value, the payout at maturity will be an amount in cash that is less, and possibly substantially less, than the $1,000 stated principal amount of each PLUS by an amount proportionate to the decline in the value of the basket, and may even be zero. Accordingly, you could lose your entire investment.

▪

Appreciation potential is limited. The appreciation potential of PLUS is limited by the maximum payment at maturity of $1,190.00 per PLUS (119% of the stated principal amount). Although the leverage factor provides 135% exposure to any positive basket performance, because the payment at maturity per PLUS will be limited to 119% of the stated principal amount, any basket percent increase that is greater than approximately 14.07% will not further increase the return on the PLUS.

▪

The decline of each basket currency’s component return is larger than the simple decline of the relevant exchange rate from the initial exchange rate. If the U.S. dollar weakens relative to a basket currency, the decline of that basket currency’s component return will be larger than the simple decline of the basket currency’s final value as compared to its initial value. For example, if the Japanese yen were to double in value relative to the U.S. dollar from 100 yen to the dollar to 50 yen to the dollar, this would result in a component return for the Japanese yen of -3.33, resulting in a loss of one-third of the initial basket value of 10. If the basket currencies were, on average, to double in value relative to the dollar, the sum of the component returns for the basket currencies would be -10, the final basket value would be zero, and you would lose your entire investment. See “Calculation of Payment at Maturity” beginning on page 14 of this pricing supplement.

▪

Market price will be influenced by many unpredictable factors. Multiple factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase or sell the PLUS in the secondary market, including:

•	the exchange rates relative to the U.S. dollar with respect to the Japanese yen, the British pound and the Eurozone Euro,
•	the value of each of the basket components at any time and, in particular, on the valuation date,
•	the volatility (frequency and magnitude of changes in price or value) of each of the basket components,
•	interest and yield rates in the market,
•

geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the basket components or stock, real estate, commodities or currencies markets generally and which may affect the initial values and/or the final values of the basket components,

•	the time remaining until the PLUS mature,
•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors may influence the price that you will receive if you sell your PLUS prior to maturity. For example, you may have to sell your PLUS at a substantial discount from the stated principal amount of $1,000 per PLUS if the values of the basket components at the time of sale are at or below their initial values or if market interest rates rise.

▪

The market value of the PLUS and the payment at maturity are subject to the credit of the issuer. The PLUS are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the PLUS depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the PLUS and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the PLUS. However, because the return on the PLUS is dependent upon certain factors in addition to our ability to pay our obligations on the PLUS, an improvement in our credit ratings will not reduce the other investment risks related to the PLUS.

▪

The PLUS are bullish on the U.S. dollar and bearish on the basket currencies. The payment at maturity will only be positive if the value of the U.S. dollar strengthens relative to the Japanese yen, the Eurozone euro and the British pound. If the Japanese yen, the British Pound and the Eurozone Euro appreciate in value, as a whole, relative to the U.S. dollar over the term of the PLUS, the payment at maturity, and therefore the market value of the PLUS, will be adversely affected.

▪	Changes in the value of one or more of the basket components may offset each other. Movements in the values of the basket

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Performance Leveraged Upside Securities

components may not correlate with each other. At a time when the value of one or more of the basket components increases, the value of one or more of the other basket components may not increase as much, or may decrease. Therefore, in calculating the basket percent increase or basket performance factor, as applicable, increases in the value of one or more of the basket components may be moderated, or wholly offset, by lesser increases or decreases in the value of one or more of the other basket components. If the final basket value is less than the initial basket value, you will receive at maturity an amount that is less than the amount of your original investment in the PLUS, and could be zero.

▪

You will not benefit from any increase in the value of the basket components prior to the valuation date. Even if the value of the basket components increases during the term of the PLUS, if such increase is not reflected on the valuation date, you will receive less than the principal amount of your investment at maturity. This will be true even if the value of the basket as of some date or dates prior to the valuation date would have resulted in a payment at maturity greater than your initial investment.

▪

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC is willing to purchase the PLUS in any secondary market transactions will likely be lower than the original issue price since the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by Barclays Bank PLC, as a result of dealer discounts, mark-ups or other transaction costs

▪

The U.S. federal income tax consequences of an investment in the PLUS are uncertain. The federal income tax treatment of the PLUS is uncertain and the Internal Revenue Service could assert that the PLUS should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the PLUS even though you will not receive any payments with respect to the PLUS until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the PLUS could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. Additionally, the discussion of federal income taxes in this pricing supplement provides that it would be reasonable to take the position that gain from the sale or maturity of the PLUS will be long-term capital gain if the PLUS are held for more than one year and you properly make the election described above. However, there is a risk that the Internal Revenue Service might assert that (i) your PLUS should be treated as a non-forward executory contract over the Basket of Currencies and that (ii) the election described above is unavailable for such contracts, in which case the Internal Revenue Service may therefore treat such gain as ordinary income. You should carefully review the tax section in this pricing supplement and consult your tax advisor with any questions.

▪

The basket is composed of a number of underlying currencies that each have their respective risks. The basket consists of the USD/JPY exchange rate USD/GBP and the USD/EUR exchange rate. There is no guarantee that the basket contains the underlying investments that would perform well in the current economic conditions. In addition, the basket components may decline significantly in value or underperform significantly other investments that are not included in the basket. Accordingly, the composition of the basket may have a significantly adverse effect on the value of the PLUS and your return at maturity, if any. There are specific risks associated with each of the basket components.

▪

The USD/JPY exchange rate, USD/GBP exchange rate and USD/EUR exchange rates will be influenced by unpredictable factors which interrelate in complex ways. The USD/JPY, USD/GBP exchange rate and USD/EUR exchange rates are a result of the supply of, and demand for, each currency. Changes in the foreign exchange rate may result from the interactions of many factors, including economic, financial, social and political conditions in Japan, the member countries of the European Union for which the Euro is the official currency (“Euro countries”), Great Britain and the United States. These conditions include, for example, the overall growth and performance of the economies of Japan, the Euro countries, Great Britain and the United States, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between the United States, Japan, Great Britain and the Euro countries, market interventions by the Federal Reserve Board, the European Central Bank, The Bank of England or the central bank of Japan, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in the United States, Great Britain, Japan and the Euro countries, the stability of the government of the United States and the governments of Japan and the Euro countries and their respective banking systems, legal or regulatory actions taken by the governments or regulatory organizations in the United States, Great Britain, Japan or Europe in response to market emergencies, the structure of and confidence in the global monetary system, wars in which the United States, Great Britain, Japan and the Euro countries are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States, Great Britain, Japan and the Euro countries, and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events. These factors may affect the values of the basket currencies and therefore the value of the

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Performance Leveraged Upside Securities

PLUS in varying ways, and different factors may cause the values of the underlying currencies, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.

Other Risk Factors

▪

The PLUS will not be listed on any securities exchange and secondary trading may be limited. There may be little or no secondary market for the PLUS. We do not intend to list the PLUS on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the PLUS in the secondary market but are not required to do so and may cease any such market making activities at any time. Even if a secondary market develops, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because other dealers are not likely to make a secondary market for the PLUS, the price, if any, at which you may be able to trade your PLUS is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.

▪

Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of the PLUS. The hedging or trading activities of the issuer’s affiliates and of any other hedging counterparty with respect to the PLUS on or prior to the pricing date and prior to maturity could adversely affect the value of the basket components and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the basket components must close before an investor receives a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could potentially affect the value of the basket components on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

▪

Potential adverse economic interest of the calculation agent. The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS. The calculation agent has determined the initial basket value and will determined the final basket value, the component returns, the leveraged upside payment or basket performance factor (as applicable), and will calculate the amount of cash you receive at maturity, if any. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor basket component or calculation of the final basket value in the event of a discontinuance of any basket component, may adversely affect the payout to you at maturity.

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Performance Leveraged Upside Securities

Historical Performance of the Basket

The graph below shows the historical performance of the basket during the period from January 3, 2005 to March 26, 2010, assuming that the basket components had the weightings set out on the front cover of this pricing supplement on January 3, 2005 and an initial basket value of 10 on January 3, 2005. The graph does not take into account the effect of leverage nor does it attempt to show you the expected return on an investment in the PLUS. The historical values of the basket should not be taken as an indication of its future performance. You cannot predict the future performance of any of the basket currencies or of the basket as a whole, or whether the weakening of any of the basket currencies will be offset by a strengthening of other basket currencies, based on their historical performance.

The historical basket values shown in the graph are calculated by setting the initial basket value at 10 on the starting date of the graph of January 3, 2005 using the equal weightings for each basket currency that apply to this PLUS. The initial basket value is 10 on the pricing date. If the historical basket values were calculated using the pricing date as the date that the basket value was set at 10, they would differ from those shown in this illustration.

Historical Performance of the Basket January 3, 2005 to March 26, 2010
Past performance is not indicative of future results

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Description of the Basket Components

The Basket Currencies

USD/JPY Exchange Rate

The U.S. dollar/Japanese yen exchange rate (the “USD/JPY exchange rate”) is a foreign exchange spot rate that measures the number of Japanese yen that can be purchased for one U.S. dollar, as reported on the Bloomberg screen WMCO1 (or any successor screen) to the right of the caption “JPY” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date. When the Japanese yen depreciates relative to the U.S. dollar the USD/JPY exchange rate increases, and vice versa.

Historical Information

The tables below set forth the published high and low USD/JPY exchange rate, as well as the end of the quarter USD/JPY exchange rate, for each quarter in the period from January 3, 2005 to March 26, 2010. The graph below sets forth the daily closing USD/JPY exchange rate during the same period. We obtained the information in the tables below from Bloomberg L.P., without independent verification and make no representation or warranty as to its accuracy or completeness. The historical USD/JPY exchange rate should not be taken as an indication that the USD/JPY exchange rate, or the basket, will appreciate over the term of the PLUS such that you receive a payment in excess of the principal amount invested.

USD/JPY exchange rate [(# JPY / 1 USD)]	High	Low	Period End
2005
First Quarter	107.57	102.05	107.15
Second Quarter	110.92	104.46	110.92
Third Quarter	113.51	109.16	113.51
Fourth Quarter	121.04	113.30	117.75
2006
First Quarter	119.04	114.15	117.78
Second Quarter	118.69	109.75	114.44
Third Quarter	118.18	114.02	118.18
Fourth Quarter	119.79	114.89	119.06
2007
First Quarter	121.94	115.53	117.83
Second Quarter	123.89	117.86	123.17
Third Quarter	123.41	113.38	114.81
Fourth Quarter	117.61	107.41	111.75
2008
First Quarter	110.05	97.33	99.69
Second Quarter	108.22	100.96	106.21
Third Quarter	110.54	104.18	106.11
Fourth Quarter	105.72	87.24	90.64
2009
First Quarter	99.16	88.75	98.96
Second Quarter	100.99	94.41	96.36
Third Quarter	97.57	89.63	89.70
Fourth Quarter	93.03	86.41	93.02
2010
First Quarter (through March 26, 2010)	93.37	88.47	92.57

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Historical Performance—USD/JPY exchange rate January 3, 2005 to March 26, 2010
Past performance is not indicative of future results

USD/GBP Exchange Rate

The U.S. dollar/British pound exchange rate (the “USD/GBP exchange rate”) is a foreign exchange spot rate that measures the number of British pound that can be purchased for one U.S. dollar, which is one divided by the rate reported on the Bloomberg screen WMCO1 (or any successor screen) to the right of the caption “GBP” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date. When the British pound depreciates relative to the U.S. dollar the USD/GBP exchange rate increases, and vice versa.

Historical Information

The tables below set forth the published high and low USD/GBP exchange rate, as well as the end of the quarter USD/GBP exchange rate, for each quarter in the period from January 3, 2005 to March 26, 2010. The graph below sets forth the daily closing USD/GBP exchange rate during the same period. We obtained the information in the tables below from Bloomberg L.P., without independent verification and make no representation or warranty as to its accuracy or completeness. The historical USD/GBP exchange rate should not be taken as an indication that the USD/GBP exchange rate, or the basket, will appreciate over the term of the PLUS such that you receive a payment in excess of the principal amount invested.

USD/GBP exchange rate [(1 GBP / # USD)]	High	Low	Period End
2005
First Quarter	0.5391	0.5184	0.5290
Second Quarter	0.5582	0.5210	0.5582
Third Quarter	0.5756	0.5422	0.5665
Fourth Quarter	0.5834	0.5604	0.5804
2006
First Quarter	0.5794	0.5594	0.5757
Second Quarter	0.5750	0.5278	0.5410
Third Quarter	0.5499	0.5241	0.5342
Fourth Quarter	0.5395	0.5046	0.5105
2007
First Quarter	0.5207	0.5047	0.5082
Second Quarter	0.5095	0.4978	0.4978
Third Quarter	0.5046	0.4848	0.4885
Fourth Quarter	0.5057	0.4745	0.5038

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2008
First Quarter	0.5150	0.4918	0.5041
Second Quarter	0.5140	0.5005	0.5019
Third Quarter	0.5704	0.4986	0.5616
Fourth Quarter	0.6948	0.5644	0.6848
2009
First Quarter	0.7271	0.6572	0.6982
Second Quarter	0.6912	0.6027	0.6076
Third Quarter	0.6297	0.5886	0.6257
Fourth Quarter	0.6329	0.5946	0.6184
2010
First Quarter (through March 26, 2010)	0.6750	0.6110	0.6709

Historical Performance—USD/GBP exchange rate January 3, 2005 to March 26, 2010
Past performance is not indicative of future results

USD/EUR Exchange Rate

The U.S. dollar/Euro exchange rate (the “USD/EUR exchange rate”) is a foreign exchange spot rate that measures the number of Euros that can be purchased for one U.S. dollar, which is one divided by the rate reported on the Bloomberg screen WMCO1 (or any successor screen) to the right of the caption “EUR” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date. When the Eurozone euro depreciates relative to the U.S. dollar the USD/EUR exchange rate increases, and vice versa.

Historical Information

The tables below set forth the published high and low USD/EUR exchange rate, as well as the end of the quarter USD/EUR exchange rate, for each quarter in the period from January 3, 2005 to March 26, 2010. The graph below sets forth the daily closing USD/EUR exchange rate during the same period. We obtained the information in the tables below from Bloomberg L.P., without independent verification and make no representation or warranty as to its accuracy or completeness. The historical USD/EUR exchange rate should not be taken as an indication that the USD/EUR exchange rate, or the basket, will appreciate over the term of the PLUS such that you receive a payment in excess of the principal amount invested.

USD/EUR exchange rate [(1 EUR / # USD)]	High	Low	Period End
2005
First Quarter	0.7839	0.7427	0.7713
Second Quarter	0.8313	0.7641	0.8260
Third Quarter	0.8402	0.7975	0.8315
Fourth Quarter	0.8569	0.8210	0.8440

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2006
First Quarter	0.8442	0.8126	0.8254
Second Quarter	0.8269	0.7736	0.7818
Third Quarter	0.7997	0.7756	0.7890
Fourth Quarter	0.7991	0.7495	0.7577
2007
First Quarter	0.7756	0.7471	0.7488
Second Quarter	0.7518	0.7325	0.7385
Third Quarter	0.7448	0.7009	0.7009
Fourth Quarter	0.7118	0.6724	0.6855
2008
First Quarter	0.6918	0.6311	0.6334
Second Quarter	0.6502	0.6253	0.6347
Third Quarter	0.7144	0.6274	0.7096
Fourth Quarter	0.8030	0.6935	0.7156
2009
First Quarter	0.7981	0.7187	0.7547
Second Quarter	0.7739	0.6992	0.7126
Third Quarter	0.7203	0.6761	0.6831
Fourth Quarter	0.7018	0.6608	0.6978
2010
First Quarter (through March 26, 2010)	0.6890	0.7530	0.7464

Historical Performance—USD/EUR exchange rate January 3, 2005 to March 26, 2010
Past performance is not indicative of future results

Supplemental Plan of Distribution

MSSB and its financial advisors will collectively receive from the Agent, Barclays Capital Inc., a fixed sales commission of $22.50 for each PLUS they sell.

We expect that delivery of the PLUS will be made against payment for the PLUS on or about the original issue date indicated on the cover of this pricing supplement, which will be the second business day following the expected pricing date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus supplement.

March 2010	Page 19